Exhibit 12.1

Consolidated Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is calculated by dividing (i) income from continuing operations before income tax expense and fixed charges by (ii) fixed charges. For purposes of computing these ratios, earnings consist of income from continuing operations before income tax expense plus fixed charges. Fixed charges consist of interest expense on deposits and borrowings, and one-third of rent expense, which approximates the estimated interest portion of rent expense. These ratios are presented both including and excluding interest on deposits. Fixed charges excluding interest on deposits consist of interest on borrowings and one-third of rent expense, which approximates the interest component of rent expense. Fixed charges including interest on deposits consist of the preceding items plus interest on deposits.

Years ended December 31 (in millions, except ratios)	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income tax expense	$467.1	$409.5	$390.5	$380.6	$347.6
Fixed charges including interest on deposits	220.5	172.6	153.9	135.5	132.3

Earnings including interest on deposits	687.6	582.1	544.4	516.1	479.9
Less interest on deposits	130.7	100.9	95.5	80.9	81.1

Earnings excluding interest on deposits	$556.9	$481.2	$448.9	$435.2	$398.8

Fixed charges:
Interest on deposits	$130.7	$100.9	$95.5	$80.9	$81.1
Interest on borrowings	71.2	54.2	41.3	37.8	34.7
Estimated interest component of rent expense	18.6	17.5	17.1	16.8	16.5

Fixed charges including interest on deposits	220.5	172.6	153.9	135.5	132.3
Less interest on deposits	130.7	100.9	95.5	80.9	81.1

Fixed charges excluding interest on deposits	$89.8	$71.7	$58.4	$54.6	$51.2

Ratio of earnings to fixed charges:
Excluding interest on deposits	6.20x	6.71x	7.69x	7.97x	7.79x
Including interest on deposits	3.12x	3.37x	3.54x	3.81x	3.63x